December 26, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Carbonite, Inc.

 Application for Withdrawal on Form RW

 for Registration Statement on Form S-3 (File No. 333-217440)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Carbonite, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-3 (File No. 333-217440), together with all exhibits (collectively, the “Registration Statement”), filed with the Commission on April 24, 2017. The Registration Statement was declared effective by the Commission on May 4, 2017.

On December 24, 2019, the Company completed the merger contemplated by the Agreement and Plan of Merger, dated as of November 10, 2019 (the “Merger Agreement”), by and among the Company, Open Text Corporation, a Canadian corporation (“Parent”), and Coral Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the terms of the Merger Agreement, Purchaser merged with and into the Company (the “Merger”), with the Company surviving as a wholly-owned subsidiary of Parent. In connection with the Merger, the Company determined that it is in its best interest to withdraw the Registration Statement at this time.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Parent’s account.

Please provide a copy of the order consenting to the withdrawal to Neil Q. Whoriskey of Cleary Gottlieb Steen & Hamilton LLP by email at nwhoriskey@cgsh.com. If you have any questions regarding this application, please contact Neil Q. Whoriskey by telephone at (212) 225-2000, or by e-mail at the e-mail address provided above.

Sincerely,

Carbonite, Inc.

By: /s/ Gordon A. Davies

Gordon A. Davies

Director and Secretary

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